July 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Hi-Crush Partners LP
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 001-35630

Ladies and Gentlemen:

On behalf of Hi-Crush Partners LP (the “Registrant”) this letter is in response to your letter dated June 24, 2013 setting forth comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registrant’s Form 10-K for the year ended December 31, 2012 filed on March 14, 2013 (the “Form 10-K”) and the Registrant’s Form 10-Q for the quarter ended March 31, 2013 filed on May 14, 2013 (the “Form 10-Q”).

The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis

Results of Operations

Predecessor and Successor Combined, page 64

1.	We note that you have provided a discussion of “combined” financial data for the predecessor period ended August 15, 2012 and the successor period ended December 31, 2012. Please note that your primary discussion should be of the actual results for each period (i.e. predecessor and successor separately). It is inappropriate to merely combine information for predecessor and successor periods. You can supplement your discussion of the actual historical results of operations with a discussion of pro forma financial information (e.g. predecessor period plus successor period plus pro forma adjustments).

The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X and any discussion of such pro forma information should supplement and not be given greater prominence than actual results.

Response: The Registrant notes the Staff’s comment regarding the presentation of “combined” financial data within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), as contained in the Form 10-K. The Registrant believes that “combined” financial results

Hi-Crush Partners LP

Three Riverway, Suite 1550

Houston, TX 77056

P: 713-960-4777

Securities and Exchange Commission

July 8, 2013

and cash flows provide readers with supplemental, annualized information to understand the operations and cash flows of the Registrant. The Registrant believes that the “combined” financial information, which was included in the MD&A section following the Registrant’s discussion of the actual results for each period, was appropriate given there was no change in the historical cost basis of the Registrant’s net assets before or after the transaction. While the predecessor period included the operations and cash flows from the Augusta plant from startup on July 31 to August 15, 2012, the Registrant’s Wyeville plant was the driving force behind the generation of operating results before, and after the Registrant’s initial public offering. Specifically, the Registrant’s Wyeville plant generated 99.5% of the revenues earned during the predecessor period from January 1 to August 15, 2012.

In future filings, in addition to continuing to discuss the actual results for each period, the Registrant will revise its MD&A to be presented with combined supplemental information in a format consistent with Article 11 of Regulation S-X. The changes will be as follows:

•	The Registrant will not include the tabular information which presents “combined” financial results and cash flows.
•

The Registrant will provide comparative analysis on a combined basis without specifically presenting non-GAAP numbers by reference solely to the change from the prior or subsequent period GAAP amounts in terms of either dollar amount or percent. For example, the Registrant will state that 2013 revenues changed by $X or Y percent from 2012 revenues on a combined basis. Such comparisons will be accompanied by an analysis of the change at the appropriate level of detail.

The aforementioned changes will be incorporated into the Registrant’s upcoming Form 10-Q for the quarter ended June 30, 2013, and the Registrant’s Form 10-K for the year ended December 31, 2013.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

2.	We note your disclosure of a material weakness related to the failure to maintain qualified accounting personnel. Your disclosure describes certain remediation efforts and states that you expect remediation to continue. Given Internal Controls over Financial Reporting (“ICFR”) are an integral part of Disclosure Controls and Procedures (“DC&P”), please tell us how you came to the conclusion that your material weakness related to ICFR did not impact your conclusion on the effectiveness of your DC&P or amend to revise your conclusion on the effectiveness of your DC&P.

Response: As further described in Item 9A on Form 10-K, the material weakness related to the failure to maintain a sufficient complement of qualified accounting personnel in 2011 when the Registrant was not public, which contributed to the sponsor’s inability to maintain appropriate segregation of duties within the organization and effective review and supervision over the financial reporting process. During the first several months of 2012, leading up to the Registrant’s initial public offering in August 2012, the Registrant added accounting personnel and greatly enhanced its segregation of duties, particularly the segregation of the preparation and review processes associated with financial reporting. Specifically, the Registrant added a Chief Financial Officer and a financial reporting manager, both of whom have significant financial reporting expertise, and segregated the accounts receivable and accounts payable functions. As of December 31, 2012, the Registrant had documented the major internal controls over financial reporting (“ICFR”) processes, but, in accordance with the Commission’s transition rules for emerging growth companies, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), the Registrant had not assessed the effectiveness of the ICFR as designed at December 31, 2012.

Securities and Exchange Commission

July 8, 2013

Based on multiple internal reviews and discussions of the 2012 financial reports and supporting documents, the Registrant believes that as of December 31, 2012, it had effective disclosure controls and procedures to ensure that information required to be disclosed by the Registrant in its filings with the Commission are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Registrant also believes that it has effective ICFR, but cannot describe the material weakness as remediated until it has tested the controls, which it plans to do in 2013.

The disclosure that remediation is expected to continue relates solely to the documentation and the testing of ICFR and was not intended to indicate that additional disclosure controls needed to be designed or implemented.

In future filings, the Registrant will clarify the activities related to the remediation of the material weakness noted in the 2011 audit and the status of the Registrant’s documentation and testing processes.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Financial Statements

Notes to the Consolidated Financial Statements

7. Preferred Interest in Hi-Crush Augusta LLC, page 11

3.	We note as a result of your acquisition of a preferred interest in Hi-Crush Augusta LLC, you recorded an asset related to this investment of $47.0 million at March 31, 2013. We also note your disclosure that these transactions represent an exchange of ownership interests between entities under common control. Please provide us with a detailed discussion of how you determined the cost basis for your investment in Augusta and provide the accounting literature you utilized to support the accounting for this investment.

Response: As noted by the Staff, the Augusta transaction represented an exchange of ownership interest between entities under common control. The Registrant considered ASC 805-50-30-5 (Business combinations under common control) which notes that “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest should initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer”. The Augusta transaction was done in two tranches, one represented by the issuance of the Registrant’s Class B units in exchange for preferred units of Hi-Crush Augusta LLC held by the Registrant’s sponsor and one represented by the direct acquisition for cash of newly issued preferred nits of Hi-Crush Augusta LLC valued at fair value, as follows:

1.	Unit Based Tranche – The Registrant’s sponsor sold its preferred equity investment (60,692 units) in Augusta to the Registrant with a book value of $9,543,000 for 3,750,000 Class B Units. The fair value of this transaction was $57,900,000.
2.	Cash Based Tranche - The Registrant directly purchased 39,308 preferred units for $37,500,000 cash from Hi-Crush Augusta LLC, valued at fair value.

Securities and Exchange Commission

July 8, 2013

In line with the Authoritative Guidance1, the first tranche of the transaction represented a transfer of net assets between entities under common control because our sponsor controls the Registrant. As such, the Registrant recorded its investment in Augusta at the sponsor’s cost basis of $9,543,000, and the $48,357,000 excess paid over the sponsor’s cost basis in Augusta was charged to equity as a deemed distribution.

The second tranche of the transaction represents a direct capital infusion into Hi-Crush Augusta LLC and therefore the investment basis arose. The Registrant recorded its investment in Augusta equal to the actual $37,500,000 of cash consideration paid representing the fair value of the units acquired for the direct capital infusion.

The investment in preferred units of Hi-Crush Augusta LLC, with a cost basis of $47,043,000, was accounted for under the cost method. We reviewed ASC 323-10-15-3 (Investments – Equity Method) noting that the topic applies to “investments in common stock or in-substance common stock”. The Registrant reviewed the definition of “in-substance common stock” outlined in ASC 323-10-15-13 (Investments – Equity Method) to determine whether the preferred units were in-substance common stock. While the interest in preferred units allows the Registrant to exercise significant influence, the preferred units are not deemed to be in-substance common stock due to the preference on distribution, and therefore precluding us from using the equity method of accounting.

*-*-*-*-*-*

In addition to the responses to the Staff comments above, the Registrant acknowledges in writing, per the request of the Staff, the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 960-4780.

Very truly yours,

HI-CRUSH PARTNERS LP

/s/ Laura C. Fulton
Laura C. Fulton
Chief Financial Officer

cc:	Angela Halac, Senior Staff Accountant (Securities and Exchange Commission)
Jamie Kessel, Staff Accountant (Securities and Exchange Commission)

[1]	ASC 805-50-30-5